Exhibit 99.1

FSD Pharma Announces Filing of Year-End 2021 Results

TORONTO--(BUSINESS WIRE)--March 31, 2022--FSD Pharma Inc. (NASDAQ: HUGE) (CSE: HUGE) (FRA: 0K9) (“FSD Pharma” or the “Company”), a life sciences holding company dedicated to building a portfolio of assets and biotech solutions, announced today the filing of its Annual Report on Form 20-F for the year ended December 31, 2021, audited financial results for the fourth quarter and full year then ended and accompanying management discussion and analysis.

These filings are available for review under the Company's SEDAR profile at www.sedar.com and the Company’s EDGAR profile at www.sec.gov.

About FSD Pharma

FSD Pharma Inc. is a biotechnology company with three drug candidates in different stages of development. FSD BioSciences, Inc. (“FSD BioSciences”), a wholly owned subsidiary, is focused on pharmaceutical research and development of its lead compound, ultra-micronized palmitoyl ethylamine (“PEA”) or FSD-PEA (formerly called FSD-201). Lucid Psycheceuticals Inc. (“Lucid”), a wholly owned subsidiary, is focused on the research and development of its lead compounds, Lucid-PSYCH (formerly Lucid-201) and Lucid-MS (formerly Lucid-21-302). Lucid PSYCH is a molecular compound identified for the potential treatment of mental health disorders. Lucid-MS is a molecular compound identified for the potential treatment of neurodegenerative disorders.

Contacts

Zeeshan Saeed, Founder, President and Executive Co-Chairman of the Board, FSD Pharma Inc.
Email: Zsaeed@fsdpharma.com
Telephone: (416) 854-8884
Investor Relations: Email: ir@fsdpharma.com , info@fsdpharma.com
Website: www.fsdpharma.com